austriamicrosystems

09047490

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

Unterpremstaetten, 11/04/2009

SUPPL

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	Press release dated September 2, 2009
2.	Press release dated September 9, 2009
3.	Press release dated September 28, 2009
4.	Press release dated October 15, 2009
5.	Press release dated October 20, 2009
6.	Press release dated October 20, 2009
7.	Press release dated October 26, 2009
8.	Third Quarter Report 2009
9.	Press release dated October 28, 2009
9.	Press release dated November 3, 2009

dlw 12/14

austriamicrosystems

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,

Moritz M. Gmeiner

82-34824

austriamicrosystems

Press Release
November 3, 2009

austriamicrosystems presents the worldwide first FlexRay transceiver produced in series, certified to the FlexRay specification V2.1 Rev B

The AS8221 Standard Transceiver is the undisputed champion in terms of system stability

Unterpremstaetten, Austria (November 3, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communications, industrial, medical and automotive applications, today presents the AS8221 FlexRay Standard Transceiver, which is certified to the latest FlexRay Standard V2.1 Rev B. This semiconductor device acts as the interface between digital logic and copper cable transmission, for the next generation of automotive networks.

FlexRay is capable of transmission rates of up to 10 Mbit/s, 20 times the speed of unshielded twisted copper cables used in cars today. The FlexRay standard, therefore, demands that each transceiver device fulfills particular requirements, as communication on the combined network must not only be fast, but also extremely reliable. The AS8221 Standard Transceiver is the undisputed champion in terms of system stability, which is a key prerequisite to network structure. Its exceptionally short asymmetric delay is another advantage when planning the network structure.

austriamicrosystems' AS8221 FlexRay Standard Transceiver provides all of the functions to enable its integration in Electronic Control Units powered with permanent battery voltage. While the microchip is only fed by the car battery, it provides wake-up functionality via the network and is therefore responsible for controlling the local voltage supply. Another safety feature of the AS8221 is its interface to optionally monitor circuits (e.g. bus guardian), which can, in safety-critical applications, uncouple the control unit from the communication network in case of a fault, thus ensuring communication across the remaining network.

"The AS8221 FlexRay Standard Transceiver is the first IC in austriamicrosystems' FlexRay transceiver family, manufactured in serial production, that helps increase the stability and interoperability of FlexRay network communication", says Bernhard Czar, Marketing Director Automotive at austriamicrosystems. "We design and develop our devices not only to meet the FlexRay standard, but to focus specifically on the implementation of innovations that exceed the standard."

The AS8221 FlexRay Transceiver is suitable for automotive applications with temperatures ranging from -40°C to 125°C and is available in a RoHS compliant SSOP20 package. For product specific information, to download data sheets and application notes or to request samples from austriamicrosystems' online shop ICdirect, please visit http://www.austriamicrosystems.com/flexray/AS8221

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees,

austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Harald Gall
Product Manager
Tel: +34 (91) 7924878
Fax: +43 (0) 3136 500 5693
harald.gall@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
October 28, 2009

austriamicrosystems' presents AS5245, a fully redundant motion sensing IC for the toughest automotive safety requirements

The latest dual die, 12-bit magnetic rotary encoder targets challenging applications

Unterpremstaetten, Austria (October 28, 2009) - austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industry and medical applications, today expanded its extensive magnetic rotary encoder portfolio with the AS5245, a fail-safe magnetic rotary encoder IC specifically designed to address stringent automotive requirements like reliability, accuracy and safety.

"austriamicrosystems' new AS5245 is targeting safety critical automotive applications such as pedals, transmission and steering wheels where a failure can be lethal and is completely unacceptable", commented Andreas Pfingstl, Product Marketing Manager Automotive Encoders at austriamicrosystems. "The AS5245 motion sensing IC is based on austriamicrosystems' industry leading expertise in proven stacked-die technology. This technology fulfills the requirement of true redundancy in safety applications. AS5245 covers the trend towards more active safety with built-in redundancy and on-chip diagnostic features."

Based on austriamicrosystems´ stacked-die technology, the AS5245 provides best phase matching capabilities. No additional temperature compensation, calibration or shielding against external magnetic stray fields is needed. Customers benefit from the most cost optimized solution for safety critical systems.

To give system designers more flexibility during evaluation, the digital angle data of the AS5245 is provided either as a simple serial interface or as a PWM signal. In addition, an incremental quadrature output mode with an improved interpolation algorithm can be enabled and permanently programmed with a resolution of 10 or 12 bit.

The standard features of austriamicrosystems' extensive encoder portfolio include user-specific zero programming, Chip-ID and diagnostic functions for the correct positioning of the magnet. An internal voltage regulator allows the AS5245 to operate at either 3.3 V or 5 V supply within a wide ambient temperature range of up to 150°C. The AS5245 is available in a lead-free QFN 32 package.

Product-specific information is available at http://www.austriamicrosystems.com/Magnetic-Encoders/AS5245

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile

infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Pfingstl
Product Marketing Manager
Tel: +43 (0) 3136 500 5516
Fax: +43 (0) 3136 500 5420
andreas.pfingstl@austriamicrosystems.com
www.austriamicrosystems.com


austriamicrosystems

Third Quarter Report 2009

Third quarter results show solid sequential revenue and earnings improvement

Ladies and Gentlemen

Our third quarter results reflect an improvement in our business environment based on stronger customer demand across a number of product areas.

Third quarter 2009 group revenues were EUR 39.5 million, a sequential quarter-on-quarter increase of 40% and a decrease from EUR 54.0 million in the same quarter 2008. Gross margin was 37%, up 15 percentage points sequentially but down from 51% in the same period 2008. The result from operations (EBIT) for the third quarter improved sequentially to EUR -0.2 million (EUR 10.0 million in the third quarter 2008) even taking into account an unfavorable EUR/USD exchange rate development in the quarter. The third quarter net result was EUR -0.6 million (EUR 9.4 million in the same period 2008). Basic and diluted earnings per share for the third quarter were CHF -0.08 / EUR -0.05 (CHF 1.38 / EUR 0.86 in the same period 2008). Our backlog (excluding consignment stock agreements) stood at EUR 35.8 million on September 30, 2009 (EUR 45.0 million on September 30, 2008). Operating cash flow in the third quarter turned positive to EUR 6.2 million (EUR 17.9 million in the third quarter 2008).

Our business showed a strongly improved performance in the third quarter, particularly in communications where we saw increasing run rates and healthier order patterns for power and lighting management and MEMS microphones. In addition, LCD TV backlighting shipments continued to increase in the quarter. The industrial market, however, remains challenging with limited shipment volumes and subdued demand across most areas, a situation which we expect to continue into 2010. Our automotive business showed signs of improvement in the third quarter despite short-term ordering and continuing low visibility. These developments enabled better utilization rates in our production which had a positive effect on gross margins and EBIT. At the same time, design activities with customers and design-wins remained robust across our focus areas. We completed a strategic minority investment of USD 3.5 million (EUR 2.5 million) for a 30% shareholding in US-based privately held FlipChip International, a leading provider of IP and production services for wafer level packaging (WL-CSP), in the third quarter. This investment ensures optimal access to current and next generation high-end packaging technology and assembly capacity for important high volume product lines including advanced handset power management.

We expect improved business conditions to continue in the fourth quarter, yet visibility remains limited with choppy and shortened order patterns. Therefore we anticipate our business to show a sequentially positive revenue development in the fourth quarter compared to the third quarter and a positive cash flow. Based on current information and with the impact from the difficult market conditions in 2009, we expect full year 2009 revenues to exceed EUR 133 million.

Key figures EUR thousands (except earnings per share)	**Q3 2009**	Q3 2008	Q2 2009	**9 months 2009**	9 months 2008
Revenues	**39,518**	54,039	28,313	**93,280**	141,495
Gross margin in %	**37%**	51%	22%	**30%**	51%
Result from operations	**- 225**	10,019	- 11,682	**- 20,439**	20,132
Net income/loss	**- 553**	9,371	- 10,685	**- 19,286**	18,487
Basic = diluted earnings per share in CHF [1]	**- 0.08 / - 0.08**	1.38 / 1.38	- 1.52 / - 1.52	**- 2.73 / - 2.73**	2.72 / 2.72
Basic = diluted earnings per share in EUR	**- 0.05 / - 0.05**	0.86 / 0.86	- 1.00 / - 1.00	**- 1.81 / - 1.81**	1.69 / 1.69
Total backlog (excluding consignment stock)	**35,794**	45,001	35,101	**35,794**	45,001

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Income Statement (unaudited)

EUR thousands (except earnings per share)	Q3 2009	9 months 2009	Q3 2008	9 months 2008
Revenue Products	33,396	77,005	44,162	119,875
Revenue Foundry & Other	6,122	16,274	9,877	21,619
Total revenues	39,518	93,280	54,039	141,495
Cost of sales	- 25,007	- 64,833	- 26,492	- 69,331
Gross profit	14,511	28,447	27,547	72,163
Gross margin in %	37%	30%	51%	51%
Research and development	- 9,792	- 29,237	- 11,420	- 31,795
Selling, general and administrative	- 7,174	- 23,521	- 7,503	- 24,983
Other operating income	2,436	5,375	1,801	5,575
Other operating expense	- 289	- 867	- 339	- 681
Result from investments in associates	83	- 636	- 66	- 149
Result from operations	- 225	- 20,439	10,019	20,132
Net financing costs	- 303	131	- 336	- 937
Income before tax	- 528	- 20,308	9,683	19,194
Income tax expense	- 25	1,022	- 312	- 707
Net income	- 553	- 19,286	9,371	18,487
Basic / diluted earnings per share in CHF [1]	- 0.08 / - 0.08	- 2.73 / - 2.73	1.38 / 1.38	2.72 / 2.72
Basic / diluted earnings per share in EUR	- 0.05 / - 0.05	- 1.81 / - 1.81	0.86 / 0.86	1.69 / 1.69

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (unaudited)

EUR thousands as of	September 30, 2009	December 31, 2008
Assets		
Cash and cash equivalents	28,061	26,851
Short-term Investments	15,540	3,810
Trade receivables	29,203	37,049
Inventories	56,234	63,043
Other receivables and assets	6,730	3,427
Total current assets	135,768	134,179
Property, plant and equipment	119,672	128,570
Intangible assets	6,051	6,983
Investments in associates and financial investments	5,599	3,866
Deferred tax assets	30,863	30,863
Other long-term assets	4,232	2,931
Total non-current assets	166,416	173,213
Total assets	302,184	307,392
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	29,311	25,823
Trade liabilities	11,877	18,097
Provisions	9,243	11,133
Other liabilities	14,163	12,872
Total current liabilities	64,593	67,925
Interest-bearing loans and borrowings	53,234	36,042
Employee benefits	9,848	9,208
Deferred government grants	1,653	2,328
Other long-term liabilities	806	812
Total non-current liabilities	65,541	48,391
Shareholders' equity		
Issued capital	26,698	26,698
Share premium	100,136	98,292
Treasury shares	- 7,124	- 5,635
Translation adjustment	46	141
Retained earnings	52,294	71,580
Total shareholders' equity and reserves	172,050	191,076
Total liabilities and shareholders' equity	302,184	307,392

Consolidated Cash Flow Statement (unaudited)

EUR thousands	Q3 2009	9 months 2009	Q3 2008	9 months 2008
Operating activities				
Income before tax	- 528	- 20,308	9,683	19,194
Depreciation (net of government grants)	5,595	16,689	5,615	16,759
Changes in employee benefits	211	640	223	636
Expenses from stock option plan (acc. IFRS 2)	504	1,844	672	2,045
Changes in other long-term liabilities	- 236	-681	-133	-634
Result from investments in associates	- 83	636	66	149
Net financing cost	303	- 131	336	937
Changes in current assets	- 277	10,574	3,835	520
Changes in short-term operating liabilities and provisions	702	- 4,323	- 2,441	- 3,594
Tax payments	- 16	- 57	0	- 29
Cash flows from operating activities	6,174	4,883	17,856	35,983
Investing activities				
Acquisition of intangibles, property, plant and equipment	- 1,156	- 8,805	- 3,105	- 12,312
Acquisition of financial investments	- 2,441	- 17,877	0	- 4,063
Proceeds from sale of plant and equipment	0	159	0	0
Proceeds from the sale of investments	0	4,000	42	75
Interest received	88	680	271	871
Cash flows from investing activities	- 3,509	- 21,843	- 2,792	- 15,428
Financing activities				
Proceeds from borrowings	10,151	30,402	3,187	15,735
Repayment of debt	- 4,868	- 9,429	- 8,012	- 20,995
Repayment of finance lease liabilities	0	0	- 114	- 452
Acquisition of treasury shares	- 1,489	- 1,489	- 2,445	- 2,445
Interest paid	- 262	- 1,052	- 647	- 1,770
Expenses from financial instruments	- 96	- 261	0	0
Dividends paid	0	0	0	- 16,362
Changes resulting from capital increase	0	0	9	16
Cash flows from financing activities	3,436	18,171	- 8,021	- 26,273
Net increase/decrease in cash and cash equivalents	6,101	1,210	7,042	- 5,718
Cash and cash equivalents at begin of period	21,960	26,851	6,378	19,138
Cash and cash equivalents at end of period	28,061	28,061	13,420	13,420

82-34824

austriamicrosystems

Press Release
October 26, 2009

austriamicrosystems reports third quarter results

Key financial data for the third quarter of 2009

Unterpremstaetten, Austria (October 26, 2009) — austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, reports a solid sequential revenue and earnings improvement in the third quarter of 2009. Business conditions improved in the quarter and are expected to remain positive for the fourth quarter compared to the first half of 2009.

Third quarter 2009 group revenues were EUR 39.5 million, a sequential quarter-on-quarter increase of 40% and a decrease from EUR 54.0 million in the same quarter 2008. Gross margin was 37%, up 15 percentage points sequentially but down from 51% in the same period 2008. The result from operations (EBIT) for the third quarter improved sequentially to EUR -0.2 million (EUR 10.0 million in the third quarter 2008) even taking into account an unfavorable EUR/USD exchange rate development in the quarter. The third quarter net result was EUR -0.6 million (EUR 9.4 million in the same period 2008). Basic and diluted earnings per share for the third quarter were CHF -0.08 / EUR -0.05 (CHF 1.38 / EUR 0.86 in the same period 2008).

Total backlog (excluding consignment stock agreements) on September 30, 2009 was EUR 35.8 million, compared to EUR 45.0 million on September 30, 2008 and EUR 35.1 million on June 30, 2009. Cash and short-term investments totaled EUR 43.6 million on September 30, 2009, up from EUR 37.5 million on June 30, 2009. austriamicrosystems has further untapped credit lines available. Operating cash flow in the third quarter turned positive to EUR 6.2 million (EUR 17.9 million in the third quarter 2008).

austriamicrosystems' business showed a strongly improved performance in the third quarter, particularly in communications where the company saw increasing run rates and healthier order patterns for power and lighting management and MEMS microphones. In addition, LCD TV backlighting shipments continued to increase in the quarter. The industrial market, however, remains challenging with limited shipment volumes and subdued demand across most areas, a situation which austriamicrosystems expects to continue into 2010. austriamicrosystems' automotive business showed signs of improvement in the third quarter despite short-term ordering and continuing low visibility. These developments enabled better utilization rates in our production which had a positive effect on gross margins and EBIT. At the same time, design activities with customers and design-wins remained robust across our focus areas.

austriamicrosystems completed a strategic minority investment of USD 3.5 million (EUR 2.5 million) for a 30% shareholding in US-based privately held FlipChip International, a leading provider of IP and production services for wafer level packaging (WL-CSP), in the third quarter. This investment ensures optimal access to current and next generation high-end packaging technology and assembly capacity for important high volume product lines including advanced handset power management.

austriamicrosystems expects the improved business conditions to continue in the fourth quarter, yet visibility remains limited with choppy and shortened order patterns. Therefore austriamicrosystems anticipates its business to show a sequentially positive revenue development in the fourth quarter compared to the third quarter and a positive cash flow. Based on current information and with the impact from the difficult market conditions in 2009, austriamicrosystems expects full year 2009 revenues to exceed EUR 133 million.

The complete third quarter report 2009 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/eng/Investor/Financial-Reports

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading standard and customized analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

PRESS RELEASE

austriamicrosystems High Performance Analog ICs now available at Newark

Franchise extension provides North American design engineers with latest technologically advanced products

Chicago, US and Unterpremstaetten, Austria (October 20, 2009) - Committed to offering design engineers the newest technologies first, leading multi-channel electronics distributor Newark, part of the global Premier Farnell Group, has signed a franchise agreement with austriamicrosystems to stock their innovative, highly accurate, low power analog ICs for same day shipping at http:www.newark.com/austriamicrosystems. This agreement extends austriamicrosystem's franchise with Premier Farnell distribution businesses in Europe and Asia.

As a global designer and manufacturer, austriamicrosystems develops and produces industry-leading standard analog semiconductors for industrial, medical, communications and automotive applications. Newark will support millions of engineers and purchasing professionals across the Americas with the full line of austriamicrosystems' high performance analog IC portfolio.

Commenting on the agreement, David Bates, austriamicrosystems' Distribution Manager, Americas said, "We are very pleased to formally announce our partnership with Newark. Their multi-channel sales model, trend-setting web services, and presence within the engineering community offer us tremendous growth opportunities."

"austriamicrosystems' breakthrough technologies provide engineers new choices and possibilities for their next generation of designs," said Jeff Uden, Vice President of Product Management, Newark. "It's important to us to offer our customers the newest and best technologies available."

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

About Newark
Newark, part of the global Premier Farnell Group, and a leading multi-channel, high-service electronics distributor supporting millions of engineers and purchasing professionals across the Americas, is known for offering the broadest selection of components and test equipment from 440+ top manufacturers for design engineer and maintenance professionals. With multiple sales channels, customers do business with Newark through contact centers, local branch network, field sales force and a world-class website at www.newark.com that offers

exclusive tools to manage, track and review purchases, quotes and invoices online. Committed to innovation and reducing its environmental impact, Newark has been making a difference in the electronics industry for 75 years.

For further information:

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems US
Distributor Contact
David Bates
Tel: +1-919-676-5292
david.bates@austriamicrosystems.com
www.austriamicrosystems.com

Newark
Janice Fleisher, PR Manager
Tel: +1 773.907.5941
jfleisher@newark.com
www.newark.com

austriamicrosystems

Press Release
20 October, 2009

Rob Damjanovic to lead austriamicrosystems sales operations in Asia-Pacific

Damjanovic joins leading analog IC solution provider to spearhead sales growth and business development in key growth markets

Unterpremstaetten, Austria (20 October, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications today announces the appointment of Rob Damjanovic as regional sales director, Asia-Pacific, based in Hong Kong.

Rob Damjanovic, an experienced technology business entrepreneur, joins from recent start-up Agile 8 Consulting, a business consultancy and developer of software solutions where he was head of business development.

Rob will spearhead sales growth and business development within the region, with sales, field applications engineering and customer fulfilment reporting to him, from austriamicrosystems sales offices located in Japan, Korea, China, Taiwan and Singapore. As part of his role Rob will drive the development of the Asian organisation in line with company strategy and the rapid market acceptance of austriamicrosystems products in the region.

Located in Asia since 2001, Rob brings with him an excellent senior contacts and relationship base within the Asian electronics, mobile, consumer and communications sectors. His experience in building and honing sales and support organisations from small beginnings to powerful teams across the various sub-regions in particular Japan, Korea and Greater China will prove of immense value in establishing a strong presence in Asia.

On joining austriamicrosystems, Damjanovic added: "As the internet world takes hold, the time for real-world, dynamic analog solutions is here to stay and austriamicrosystems is, without doubt, best placed to take leading positions in these markets with what is the most exciting analog semiconductor portfolio in the world. Customers in Asia want to see differentiation, quality and value and austriamicrosystems staff worldwide is totally dedicated in the pursuit of these goals. That's what impressed me the most about the company team!"

Until recently, Rob worked for eight years at Cambridge Silicon Radio (CSR plc) as Asia sales director from Hong Kong, with further expatriate assignments as managing director, Japan for two years and managing director, Korea for one year.

Prior to CSR's acquisition of UbiNetics in August 2005, Rob was senior vice president, Asia-Pacific for UbiNetics (Hong Kong) Ltd from 2001, responsible for sales and business development of 2.5G and 3G wireless modules and 3G protocol software

Prior to his Asia roles, Rob held roles in Cambridge, UK with UbiNetics as regional sales manager for EMEA, in Paris with Honda Mhotronics as regional sales manager for two years and again in the UK with Knowles Electronics as European sales manager for four years. He was also based in Munich Germany for over six years as European marketing manager for Molex Inc.

austriamicrosystems

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit www.austriamicrosystems.com

For further information

Press Contact

austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
October 15, 2009

austriamicrosystems reports management transaction

Unterpremstaetten, Austria (October 15, 2009) — austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, reports that the purchase of 80,355 shares in October 2008 by the company from the company's Chief Financial Officer at a price of CHF 25.50 per share was reversed (Rückabwicklung) today, following a resolution of the company's supervisory board. To reflect this reversal (Rückabwicklung), the company reported to SIX Swiss Exchange a management transaction in which Mr. Wachsler-Markowitsch bought 80,355 shares at a price of CHF 25.50 per share from the company.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading standard and customized analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

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For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems and New Scale Technologies expand their cooperation in sales of standard ICs

High efficiency piezo motor driver and sub-micrometer magnetic position sensor now offered as standard products by austriamicrosystems through its product catalogue, web shop and world-wide sales channels

Unterpremstaetten, Austria (Sept 28, 2009) – austriamicrosystems (SIX:AMS) a leading global designer and manufacturer of high performance analog ICs and partner New Scale Technologies, Inc., a provider of innovative miniature motion systems have strengthened their sales and distribution relationship by incorporating New Scale's proprietary ASICs into austriamicrosystems standard product portfolio.

New Scale's NSD-1202 driver operates two-phase ultrasonic piezo motors such as the SQUIGGLE® motor. New Scale's TRACKER™ NSE-5310 position sensor is the smallest sub-micrometer magnetic position sensor available. Both of these innovative products are manufactured by austriamicrosystems to New Scale's specifications and are now offered as standard products by austriamicrosystems through its product catalogue, web site and world-wide sales channels. They are available at the austriamicrosystems web shop "ICdirect" www.austriamicrosystems.com/ICdirect and are shipped directly from its factory in Austria.

The piezo motor driver and position encoder are combined with miniature SQUIGGLE® motors, supplied by New Scale Technologies, creating the smallest, most efficient and highest resolution motion controls systems in the world for products such as mobile phones, digital cameras, portable medical devices, and aerospace applications. austriamicrosystems' product portfolio enables an enhanced level of service and support to customers in these markets.

"With this arrangement between New Scale Technologies and austriamicrosystems, we can now provide to the market a complete set of IC products for innovative, SQUIGGLE® technology-based, miniature motion control systems", says Matjaz Novak, Director of Marketing Industry and Medical at austriamicrosystems. "The NSE-5310 is a perfect complement to our recently introduced AS5311 magnetic sensor, and allows us to provide our customers with a number of interface options for the highest resolution magnetic encoders on the market today. In addition, the NSD-1202, a driver IC specifically designed to enhance the performance of the SQUIGGLE® piezo motor, will also be available through our standard product portfolio."

"The SQUIGGLE® motor is the world's smallest linear actuator", says Dave Henderson, founder and co-CEO of New Scale Technologies. "Working with austriamicrosystems, we now provide tiny drive electronics and position sensors that are the perfect complement to our market-leading micromotors."

For further information please visit austriamicrosystems website at www.austriamicrosystems.com/NSE-5310 or www.austriamicrosystems.com/NSE-1202.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

About New Scale Technologies

New Scale Technologies (www.newscaletech.com) creates disruptively small motion systems based on our patented piezoelectric SQUIGGLE® motor, the world's smallest linear motor, and TRACKER™ position sensor. The ultrasonic SQUIGGLE® motor is smaller, more precise, less expensive, more robust and more power-efficient than other micro motors. The TRACKER™ position sensor integrates a magnetic sensor with on-chip digital encoder, for smaller size and higher resolution than miniature optical encoders. We create complete motion systems integrating motor and sensor technology with supporting electronics (ASICs) developed with our partner austriamicrosystems.

New Scale's micro motors, encoders and micro-actuator modules enable design engineers to create smaller products including mobile phone cameras, digital cameras, electronic locks and intelligent fasteners, nano-scale fluid control including lab-on-a-chip systems, medical devices including miniature drug pumps and endoscopes, optics and imaging systems, automotive modules, lasers, aerospace and defense systems, cryogenic and MRI-compatible instruments, and consumer electronics including micro fuel cells.

SQUIGGLE® is a registered trademark and TRACKER™ is a trademark of New Scale Technologies, Inc.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Editor Contact New Scale Technologies
Lisa Schaertl
Phone (585) 924-4450 x113
lschaertl@newscaletech.com

Reader Contact New Scale Technologies
Ralph Weber
Phone (585) 924-4450 x131
rweber@newscaletech.com

82-34824

austriamicrosystems

Press Release
September 2, 2009

austriamicrosystems' new magnetic rotary IC provides an optimal motion sensing solution for conventional angle position systems

The AS5215, a new dual die, high precision analog sine and cosine output magnetic encoder IC targets redundant motion sensing solutions for automotive microcontroller-based systems

Unterpremstaetten, Austria (September 2, 2009) - austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industry and medical applications, today introduce the AS5215, a dual die automotive magnetic rotary encoder IC for safety challenging applications, such as electronic power steering systems. This solution is also based on austriamicrosystems stacked-die technology.

"Micro controlled systems are increasingly used in automotive position sensing applications. In most of these systems, the microcontroller capacity is only partly used. The AS5215 has been specifically developed to provide a position sensing solution which leverages on this fact, and allows our customers to design the most cost efficient systems", says Andreas Pfingstl, Product Manager Automotive Encoders at austriamicrosystems. "The AS5215 can be easily implemented in existing system architectures, providing high reliable contactless angle measurements, without a need to replace or modify proven electronic control units."

The amplitude of the output signal is programmable via sensitivity and gain settings. Due to its selectable output mode signals – raw, inverted or DC-referenced - the AS5215 can fit a variety of conventional motion sensing systems which require measurement redundancy for safety reasons.

Based on austriamicrosystems' stacked-die solution, the dual die AS5215 provides excellent phase matching and very low sensitivity drift over the full ambient temperature range of -40°C to +150°C. The AS5215 is available in a small TSSOP 14 package and operates at 5V supply.

A single die rotary encoder IC version, AS5115, in a SSOP 16 package, will be available in October 2009.

For specific product information, to download data sheets or request free samples from austriamicrosystems' webshop ICdirect please visit www.austriamicrosystems.com/rotary-encoder/AS5215

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

austriamicrosystems

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Pfingstl
Product Manager Automotive Encoder
Tel: +43 (0) 3136 500 5516
Fax: +43 (0) 3136 500 5420
andreas.pfingstl@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
September 9, 2009

austriamicrosystems strengthens its line of market leading RFID reader products with the new HF RFID Reader IC for 13.56MHz reader applications

The AS3910 assures reads in challenging environments for HF RFID Reader systems, through patent pending antenna auto-tuning and best in class power output

Unterpremstaetten, Austria (September 9, 2009) - austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications today launched the AS3910 HF RFID Reader IC. Best in class power efficiency and antenna auto-tuning means the AS3910 is perfectly positioned for portable applications and products using PCB antennas.

The AS3910 HF RFID Reader IC delivers 1W of output power from a 3.3V supply, this is 4x the nearest competitor. Combined with patent pending antenna auto-tuning, the AS3910 is ideal for challenging environments.

Auto-tuning on chip means there is no longer the need for manual tuning of the antenna in production or in the field. With the possibility to dynamically auto tune 10% of the resonant frequency, the user can spend less time on system issues, where there is a lot of metal in the field. This allows the customer to get to market quicker and focus more effort on building their unique IP around the AS3910.

Including ISO 14443 A & B data framing on chip and incorporated automatic modulation depth adjustment allows even a relative novice to become an implementer of RFID. The best in class power efficiency and true differential drive means the AS3910 is suitable for ISO 15693 applications. The AS3910 enables read ranges of up to 30cm with no need for any external booster circuitry.

“The AS3910 changes the game in the HF RFID Reader arena,” said Bruce Ulrich Director of Marketing Consumer Business at austriamicrosystems. “The solution is perfect for experts and non consumers alike”.

The AS3910 is the latest high performance RFID Reader IC from austriamicrosystems. The RFID Reader product lines leverage over 15 years of RFID Reader experience. Testament to this, are market firsts such as the UHF 20dBm internal PA and HF antenna auto-tuning on chip. For experts, and novices alike, austriamicrosystems RFID Reader products are designed to enable non-experts to easily become implementers of RFID.

The AS3910 is available now in QFN 32 5x5. To order samples, or for more details on this game changing product come and visit austriamicrosystems at www.austriamicrosystems.com/HF_RFID_Reader/AS3910

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees,

austriamicrosystems

austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Technical Contact
Mark Dickson
Tel: +43 (0) 3136 500 5916
Fax: +43 (0) 3136 500 5420
RFID@austriamicrosystems.com
www.austriamicrosystems.com